FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  March 11, 2003

Commission File Number 1-12736

Savia S.A. de C.V. (Translation of registrant's name into English)
Rio Sena 500 Pte. Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):   ......

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ......

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- ......

Contents

* Relevant Event dated March 11, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Savia, S.A. de C.V.
By: /s/ Francisco Garza Barbosa ___________________ Francisco Garza Barbosa Comptroller
Date: March 11, 2003

RELEVANT EVENT

Contacts:
SAVIA:	MEDIA:
Francisco Garza	Francisco del Cueto
Phone: 52818 - 1735500	Phone: 5255 - 56627168
E- mail: fjgarza@savia.com.mx	e-mail: delcueto@mail.internet.com.mx

 Seminis announces organizational changes

Monterrey, Mexico, March 11th, 2002. Savia S.A de C.V. (BMV: SAVIA NYSE: VAI) announced today that Seminis, Inc.(NASDAQ: SMNS), its main subsidiary, realized several organizational changes.

Mr. Alfonso Romo, Chairman and Chief Executive Officer of Savia and Seminis, will also assume the responsability of President and Chief Operating Officer of Seminis starting April, position occupied by Mr. Eugenio Najera Solorzano. Mr. Najera will continue as member of the Board of Directors of Seminis.

Mr. Alfonso Romo said "The results achieved by Eugenio Najera are very valuable for the company, he has been an essential element in the success of the organization. His loyalty and outstanding performance are an example of professionalism, which we really appreciate and recognize. I am sure he will be successful in his new personal objectives as he has shown in Seminis".

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Savia, S.A de C.V. (www.savia.com.mx) participates in industries that offer high growth potential in Mexico and internationally. Among its main subsidiaries are: Seminis a global leader in the development, production and commercialization of vegetable seeds; Bionova, a grower and marketer of fresh produce; and Omega, a real estate development company.

Seminis, Inc. (www.seminis.com) is the world's largest developer, producer and marketer of vegetable seeds. The company uses seeds as the delivery vehicle for innovative agricultural technology. Its products are designed to reduce the need for agricultural chemicals, increase crop yield, reduce spoilage, offer longer shelf life, create better tasting foods and foods with better nutritional content. Seminis has established a worldwide presence and global distribution network that spans 150 countries and territories.

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